Filed Pursuant to Rule 253(g)(2)
File No. 024-11530

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 13 DATED JANUARY 25, 2022
TO THE OFFERING CIRCULAR DATED JULY 30, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Midland Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 30, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset disposition.

Asset Disposition

Controlled Subsidiary Investment - Lennox Apartments LLC

On May 24, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Lennox Apartments LLC (the “RSE- Lennox Controlled Subsidiary”), in which we had the right to receive a preferred economic return, for a purchase price of $3,400,000, which was the initial stated value of our equity interest in the RSE- Lennox Controlled Subsidiary (the “RSE- Lennox Controlled Subsidiary Investment”). The RSE- Lennox Controlled Subsidiary used the proceeds of the RSE- Lennox Controlled Subsidiary Investment to acquire a single mid-rise multifamily property totaling 100 units located at 430 E Cactus Ave, Las Vegas, NV 89183 (the “RSE-Lennox Property”). Details of this acquisition can be found here.

On January 19, 2022, the RSE- Lennox Controlled Subsidiary redeemed the RSE- Lennox Controlled Subsidiary Investment in full. The RSE- Lennox Controlled Subsidiary was able to pay down the outstanding principal balance and preferred return of the RSE- Lennox Controlled Subsidiary Investment through the sale of the RSE- Lennox Property. All preferred return payments were paid in full during the investment period, and the RSE- Lennox Controlled Subsidiary Investment yielded an annualized rate of return of approximately 9.00%.